THE MEN’S WEARHOUSE, INC.
5803 Glenmont Drive
Houston, Texas 77081
September 13, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Michael Moran

Re:	The Men’s Wearhouse, Inc. Form 10-K for Fiscal year Ended January 28, 2006 Filed April 13, 2006 File No. 1-16097
Dear Sir or Madam:
          On April 13, 2006, The Men’s Wearhouse Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “10-K”). By letter dated May 5, 2006, the Company received the Staff’s comments relating to the 10-K, and the Company responded thereto in a letter to the Staff dated June 20, 2006. By letter dated July 21, 2006, the Company received the Staff’s additional comments relating to the Form 10-K, and the Company responded thereto in a letter to the Staff dated August 15, 2006. By letter dated August 30, 2006, the Company received the Staff’s further comments relating to the Form 10-K (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.
Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Segment Information, page 40
          1. We note your response to comment six in our letter dated July 21, 2006. The existence of unallocated costs or non-store business activities does not in itself preclude segment reporting. SFAS No. 131 requires the disclosure of each segment’s profit or loss measure reviewed by the chief operating decision maker (CODM) and explanations for the nature of differences with the U.S. GAAP financial statements, if any. We note you state EBIT is the primary metric by which the CODM assesses performance and allocates resources. As it appears that this measure is used by the CODM, please tell us why this measure of profit or loss does not qualify as reportable segment financial information required to be disclosed by SFAS No. 131.

September 13, 2006

Tell us in more detail why the existence of unallocated non-store business expenses precludes you from presenting a measure of operating performance. In your response please address the quantity of the unallocated costs as well as the nature of the items. See paragraph 21 of SFAS No. 131.
          Response:
          In response to comment two below, the Company has provided copies of the internal financial operating statements (“mid-levels”) that are prepared monthly and provided to the CODM and other top management for review. The mid-levels present revenues and expenses as recorded by legal entity for each of the Company’s three brands. The mid-levels thus appear to present a measure of operating profitability for each of the brands, but they do not. Although the mid-levels accurately reflect revenues generated by brand, they do not present an accurate or appropriate measure of brand operating profitability because significant operating costs, such as salaries, benefits, insurance, occupancy costs, professional fees, depreciation, etc., are recorded and reported without regard to a proper matching of the costs with each brand’s revenues. The mid-levels provide a measure of performance relative to operating and financial forecasts only and are used by the CODM to assess operating profitability only on this relative “actual vs. forecast” basis. The mid-levels are an incomplete measure of brand profitability that are not intended as or used as segment results and would therefore be misleading to any external users if presented as a measure of segment operating profitability.
          Since the acquisitions of Moores and K&G in 1999, the Company has steadily consolidated and centralized its non-store activities and continues to do so. The Company manages these non-store activities across brands on a functional basis as opposed to a brand basis. This occurs in operational functions such as advertising, marketing, merchandising, procurement, logistics, distribution, real estate, facilities management and construction as well as corporate office functions such as finance, accounting, treasury, information technology, legal and employee benefits. As previously stated, these operating and corporate office activities are all managed on a functional basis, not on a brand basis, as the CODM considers and makes resource allocations as appropriate to support all brands while leveraging functional resources and controlling costs.
          Most of the costs associated with these functional activities are recorded by the MW brand legal entity, but some costs are also recorded by the Moores and K&G legal entities. As a result of this, the costs recorded and reported in the mid-levels by brand do not represent all or only the costs incurred in connection with the individual brand revenues reported in the mid-levels. In addition, the Company has no reasonable basis of determining which brand should be charged for the cross-brand functional costs because the Company has never historically attempted to establish any measures that would allow for a systematic and reasonable identification of its centralized functional costs relative to the individual brand benefited by such costs. Any efforts to do so would be considerable,

September 13, 2006

particularly since the extent of centralization has increased at varying rates in each of the years following the Moores and K&G acquisitions.
          The amount of the aforementioned functional costs not properly matched with brand revenues in the mid-levels is significant. As a percentage of mid-level earnings before interest and taxes, such costs included in the MW and K&G mid-levels were at least 14.3% and 5.6%, respectively, in fiscal 2005. These functional costs were determined by performing a limited analysis of costs recorded with department codes in the MW and K&G general ledgers. However, not all recorded costs are coded to departments in the MW and K&G general ledgers, and no department coding is used in the Moores general ledger. As a result, there are significant other costs, such as direct sourcing expenses, annual bonus expenses, stock compensation expenses, accrued vacation expenses and other employee benefit expenses, which are not included in the above percentages for the functional costs not properly matched with brand revenues in the internal mid-levels.
          These other costs not coded to functional departments, as quantified through limited analysis of individual general ledger accounts, were at least 5.5%, 6.7% and 1.5%, as a percentage of mid-level earnings before interest and taxes, for MW, K&G and Moores, respectively, in fiscal 2005. Some portion of these costs relate to the centralized functions that are shared across brands, but a detailed analysis of supporting documentation and individual journal entries would be necessary to properly identify these costs by functional department. A detailed analysis by general ledger account would also be required to determine the amount of cross—brand operating and corporate office costs that are included in the Moores mid-level results. Without these detailed analyses, total costs for the shared cross-brand functions discussed above cannot be identified. The Company believes that the detailed analyses would result in the identification of additional costs and further increase the significance of the functional costs not properly recorded by brand in the internal mid-levels.
          Because of the significance of the amounts discussed in the two preceding paragraphs and the fact that these amounts are reported in the mid-levels without regard to a proper matching with brand revenues, the Company believes that the internal mid-level operating statements do not provide a reasonable measure of operating profitability by brand. To segregate the costs of the cross-brand operating functions and corporate office functions from the brand mid-level operating results would first require detailed analyses of costs not coded to departments as discussed above. It would then be necessary to devise appropriate measures and methods for allocating the operating functional costs to the three brands, as the inclusion of such costs would be necessary to present a reasonable measure of each brand’s operating profitability. These steps would result in significantly different information from that which is routinely provided to the CODM and are not consistent with the provisions of SFAS No. 131.

September 13, 2006

          The Company is managed by the CODM as one business — a specialty retailer of men’s apparel — with three brands. It is understood by the CODM and other users of the mid-levels that the costs reported for MW are overstated and that those for K&G and Moores are understated. However, the amount of such overstatements/understatements is not of importance to the CODM. The internal mid-levels are used by the CODM as a tool to assess performance relative to financial and operating forecasts, based on where costs are recorded, but are not used as a measure of each brand’s operating profitability because significant costs are not properly matched in the internal mid-levels against individual brand revenues.
          For the reasons noted above, the Company’s operating results reported internally in the mid-level operating statements for MW, K&G and Moores do not clearly reflect all or only the operating costs associated with the sales of each brand and are thus not representative of any individual brand operating results. The operating and corporate office functions are managed across all brands, without regard to which legal entity records the cost. The total costs of the operating functions as well as the corporate office functions are significant but are not readily available in the Company’s internal financial reports or detail accounting records. The Company has made no effort to allocate or exclude these functional costs in its internal reporting because the CODM does not consider such allocations or exclusions relevant to the manner in which the Company’s clothing business is operated, nor is it practicable to do so. The mid-levels are not used by the CODM as a measure of brand operating profits and would be misleading to any user who perceived them as such because recorded costs by brand do not reasonably reflect the actual operating costs for the brand. The Company believes that brand revenues are the only reliable and meaningful segment information, within the provisions of SFAS No. 131, presented in its internal reporting and has included this disclosure in its recently filed Form 10-Q for the second quarter of fiscal 2006.
          2. Please provide us with samples of the internal financial information available to your CODM to assist our understanding of your explanations. Such documents may include internal budgets, monthly flash reports, packages prepared for the Board of Directors, and internal financial statements prepared for your top management. We may have further comments.
          Response:
          The Company has requested confidential treatment for its internal financial information that is being provided in response to this comment. The internal financial information has been omitted from this letter and filed separately with the Commission as attachments to the Company’s confidentiality request.

September 13, 2006

          3. We note your response to comment seven in our letter dated July 21, 2006. Please tell us the lowest identifiable level you can readily identify and measure product sales within your business and why this level is not a reasonable example of similar products as it is described in paragraph 37 of SFAS No. 131. If you determine you should aggregate products into similar product groups above the lowest identifiable product level, please tell us why the information is disaggregated at a lower level for internal purposes and why this information would not be meaningful to investors. To the extent these product categories differ from those already included in current disclosures, please provide us with a copy of the internally generated reports to support your explanations.
          Response:
          The lowest identifiable level at which the Company can readily identify and measure products sales is the SKU level for clothing. The Company has thousands of SKUs for the men’s clothing products it sells, all of which are considered similar for the reasons discussed in the Company’s August 15, 2006 response to comment seven. SKU level sales information is available in the merchandising subsystems that are used by the merchandisers and buyers to make purchasing decisions. However, this level of information is used only by the merchandising departments and is not recorded in the Company’s accounting records. It also is not presented in any of the Company’s internal reports of operating results.
          SKU sales data down to the style, color and size level is significant to the buying process as it enables the merchants to maintain an appropriate assortment of products in inventory. But it is not considered significant for reporting internal operating results or assessing brand sales performance because of the similarity of the products (men’s business and business casual attire) and the magnitude of the SKU data. In addition, neither SKU information nor any aggregation of it below the level of total men’s clothing sales is used in setting sales goals or assessing sales performance for any of the Company’s brands. The Company does not believe that product sales information below the level of men’s clothing would be meaningful to investors because there is no comparable information disclosed by any competitors or by groups that collect, aggregate, present and analyze financial data within the economy.
          Paragraph 37 of SFAS No. 131 states, “The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.” The lowest level of product sales information recorded in the Company’s general ledger and used to prepare general purpose internal financial statements is men’s clothing. As indicated in the Company’s August 15, 2006 response to comment six, the footnote disclosure format for sales information that will be included in the Company’s future filings will include a separate line item for men’s clothing product sales. Such disclosure has been included in the Company’s Form 10-Q filing for the second quarter of fiscal 2006.

September 13, 2006

          The Company would appreciate an opportunity to discuss this response letter with the Staff via telephone in order to further explain the responses. Please contact Diana M. Wilson at (713) 592-7646 or the undersigned at (713) 592-7356 regarding this request or if any member of the Staff has any questions concerning our responses or needs additional information or clarification. Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. may also be contacted at (713) 651-5427 or (713) 651-5304, respectively.

Very truly yours,
/s/ Neill P. Davis
Neill P. Davis Executive Vice President, Chief Financial Officer
and Treasurer

cc:	Diana M. Wilson (TMW) Michael W. Conlon (F&J)